Filed pursuant to Rule 433 Issuer Free Writing Prospectus Dated August 4, 2020 Registration No. 333-239671 Investor Presentation | Discussion Materials August 2020

Disclaimers Special Note Concerning Forward-Looking Statements This presentation contains forward-looking statements regarding Level One Bancorp, Inc. (“Level One,” “we,” “us” or “our”) within the meaning of the federal securities laws, including with respect to our future financial performance, the performance of our loan portfolio, trends, growth plans and other matters, which generally can be identified through the use of words such as “intend,” “plan,” “project,” “expect,” “anticipate,” “believe,” “estimate,” “contemplate,” “possible,” “will,” “may,” “should,” “would” and “could,” and include any statements that are not historical facts. These statements involve certain risks and uncertainties that are difficult to predict, and actual results could differ materially from those addressed in the forward-looking statements as a result of numerous factors, including the following: the severity, magnitude and duration of the COVID-19 pandemic, as well as responses to the pandemic by the government, business and consumers; economic conditions that affect the economy, housing prices, the job market and other factors that may adversely affect our liquidity and the performance of our loan portfolios; changes in U.S. trade policies; defaults and losses on our loan portfolio; estimates of fair value of certain of our assets and liabilities; the financial success and economic viability of the borrowers of our commercial loans; commercial real estate market conditions; commercial and consumer delinquencies and declines in real estate values; inaccurate assumptions in our analytical and forecasting models; changes in the level and volatility of interest rates, the capital markets and other market indices; competitive pressures in the financial services business; failure to identify and complete favorable acquisitions or unexpected developments related to the integration of our recent or future acquisitions; unexpected difficulties and losses related to acquisitions; harm to our reputation; any negative perception of our financial strength; our ability to raise additional capital on acceptable terms; disruption in capital markets; our ability to use technology to provide products and services; failure or breaches of security systems or infrastructure; adverse effects on our information technology systems; any failures by our vendors to provide agreed upon services; accuracy and completeness of information we receive about customers and counterparties; our ability to attract and retain senior management experienced in the banking and financial services industries; environmental liability risk associated with lending activities; any claims or legal actions to which we are subject; any required repurchases or indemnification payments related to mortgages; the loss of customers as a result of technological changes; the soundness of other financial institutions; the expenses and delayed returns inherent in opening new banking centers; examinations and challenges by tax authorities, and any unanticipated impact of the Tax Cuts and Jobs Act of 2017, as well as any increases in the tax rate applicable to us; changes in accounting standards, rules and interpretations; our ability to receive dividends from our bank subsidiary; uncertainty about the discontinued use of the London Inter-bank Offered Rate; a decrease in our capital ratios; legislative or regulatory changes; a lowering of our credit ratings; changes in U.S. monetary policy and changes to the Federal Reserve’s balance sheet; regulatory restrictions and the costs of compliance therewith; heightened regulatory capital requirements; any increases in our FDIC insurance premiums, or the collection of special assessments by the FDIC; and each of the factors and risks identified in the “Risk Factors” sections included under Item 1A. of Part I of our Annual Report on Form 10-K for the year ended December 31, 2019, and under Item 1A. of Part II of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, and any other risks or uncertainties set forth from time to time in our filings with the Securities and Exchange Commission (SEC). There can be no assurances that future actual results will correspond to these forward-looking statements. You are cautioned not to place undue reliance on any forward-looking statement made by us or on our behalf. Any such statement speaks only as of the date the statement was made or as of such date that may be referenced within the statement. We undertake no obligation to update any forward-looking statements or reflect the impact of circumstances or events that arise after the date the forward-looking statement was made. You are advised, however, to consult further disclosures management makes on related subjects in our reports filed with the SEC. 2

Disclaimers Non-GAAP Financial Measures This presentation includes certain non-GAAP financial measures that are intended to supplement comparable GAAP financial measures, and which we believe may allow users of our financial information to evaluate capital adequacy, as well as to better understand and evaluate our core financial results for the periods in question. The Appendix section at the end of this presentation includes reconciliations of these non-GAAP financial measures to the corresponding measures under GAAP. No Offer or Solicitation This presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, securities, nor shall there be any offer or sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful. Free Writing Prospectus Level One has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may obtain a copy of the prospectus by calling Piper Sandler & Co. toll free at 1-866-805-4128 Securities Not FDIC-Insured The securities referenced in this presentation are not savings or deposit accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality. 3

Terms of Proposed Depositary Offering Issuer Level One Bancorp, Inc. Security (Depositary Shares 1/100) Non-Cumulative Perpetual Preferred Stock, Series B Security Rating BB+ by Kroll Bond Rating Agency, Inc. Offering Type SEC Registered Liquidation Preference $25 per Depositary Share (equivalent to $2,500 per share of Preferred Stock) Dividend Payment Dates If declared, dividends will be payable quarterly, in arrears Term Perpetual Redeemable at issuer’s option, subject to regulatory approval Optional Redemption • on any dividend payment date on or after 5 years, in whole or in part, or • at any time within 90 days following a regulatory capital treatment event, in whole but not in part General corporate purposes, which may include, without limitation, investments at the holding Use of Proceeds company level, providing capital to support our growth, acquisitions or other business combinations, and reducing existing debt Planned Listing Nasdaq under the symbol “LEVLP” Sole Underwriter 4

Investment Highlights • Experienced management team and board with large ownership stake – Knowledgeable management team has significant experience at various larger banks – Director and management ownership is approximately 38% of common stock¹ • Attractive markets, with higher average household income and lower unemployment rates than national averages (pre-COVID) – Suburban Detroit, Ann Arbor and Grand Rapids • Focused on providing high touch, responsive customer service – Founded in 2007 the entrepreneurial team has experience and success resourcefully finding opportunities for growth during economic downturns – Among industry leaders with respect to utilization of Paycheck Protection Program (PPP), creating long-term growth opportunity • Disciplined and profitable growth record, organically and through acquisitions – Consistent high quality and above peer loan and deposit growth – Level One has successfully purchased and integrated five banks since 2007 – Steady historical profitability with core ROAA above 1.00% prior to COVID (2018 – Q1 2020)² • Prudent risk management and strong credit culture – NPAs / assets was 0.33% in Q2 2020 – Low historical credit losses 1) Includes exercisable stock options and shares held in entities and/or trusts in accordance with applicable beneficial ownership rules 5 2) Non-GAAP calculation, see Appendix. ROAA (GAAP) was 1.07%, 1.08%, and 0.87% for 2018, 2019, and Q1 2020, respectively Note: As of and for quarter end June 30, 2020, unless stated otherwise

Second Quarter 2020 Investor Themes Financial • Positive operating leverage versus Q2 2019, with $2.7 million net income and record pre-provision net revenue (PPNR) – PPNR (excluding Ann Arbor Bancorp, Inc. (“AAB”) acquisition expense) up 42% from Q1 2020, reflecting strength in net interest income and fee income, primarily consumer mortgage banking ¹ – Expenses reflect higher production-related variable costs, efficiencies from closing of AAB merger in Q1 2020 and COVID-related operating expenses • Provision for credit losses of $5.6 million, which exceeded net charge offs by $4.1 million • Double digit growth in loans and deposits vs. March 31, 2020 – PPP - $399 million of funding to support small business clients with 40% of originations to new clients, representing an opportunity for long-term growth – Interest bearing liabilities costs down 47 basis points from Q1 2020 Credit Quality • Strong credit discipline • Allowance for loan losses to period-end loans of 0.94% – 1.20% excluding PPP loans ¹ • Ratio of non-accrual loans to total loans of 0.46% ² Capital and Liquidity • Strong and improved capital ratios (excluding PPP loans and related temporary liquidity) – Total consolidated risk-based capital ratio grew from 11.7% to 12.8% from Q1 2020 to Q2 2020 • Strong liquidity on balance sheet and available from various sources 1) Non-GAAP calculation, see Appendix 6 2) In accordance with bank regulatory guidance, troubled debt restructurings do not include certain short-term modifications made in response to COVID-19 Note: As of and for quarter end June 30, 2020, unless stated otherwise

Growing Metro-Focused, Nasdaq-Listed Commercial Bank Grand Rapids Oakland County • $2.5 billion asset bank operating in three of Michigan’s most attractive metro markets • Founded in 2007 by an experienced and entrepreneurial management team – Executive management team originated from a diverse set of regional and national banks – Culture driven by six core values • Track record of strong financial performance Ann Arbor MSA • Growing commercial banking franchise Financial Highlights - As of and For the Three Months Ended June 30, 2020 ($ in thousands, expect per share amounts) – Products, services and banking sophistication Total Assets $2,541,696 comparable to that of larger commercial banking Total Loans $1,815,353 institutions PPP Loans $388,264 Total Deposits $1,821,351 • Demonstrated ability to supplement organic 2015 - 2019 Asset CAGR 14.4% TCE/ TA (ex. PPP)¹ 6.62% growth with accretive acquisitions ROAA 0.46% NPAs / Assets 0.33% ALLL / Gross Loans HFI (ex. PPP)¹ 1.20% Net Interest Margin 2.98% Tangible Book Value Per Share $18.09 1) Non-GAAP calculation, see Appendix 7 Note: As of and for quarter end June 30, 2020

Entrepreneurial Culture and Core Values 1) Michigan Business & Professional Association 8

Strategic Initiatives • Commercially focused products, services and banking sophistication • Emphasis on pursing the total commercial banking relationship Organic Loan • Commercial Deposit Services: Treasury Management, Public Funds Solutions, Specialty Deposit Solutions Growth Funded with Core • Recent expansion into Ann Arbor and expansion of mortgage business beginning to produce results Deposits • Long runway for additional growth given size of core deposits • Recently provided 900+ non-clients with PPP loans, significantly expanding the bank’s list of prospective business clients Supplement • Ample, deposit-rich M&A opportunities in the Level One’s market areas Growth with M&A • Have successfully purchased and integrated five bank mergers over the past 12 years • Centralized credit underwriting and risk management Prudent Risk • Strong compliance function Management & • Experience underwriting and managing acquired loan portfolios (healthy & distressed) Strong Credit Culture • Enterprise Risk Management (ERM) process to help identify, mitigate, and monitor risk • Strong reputation and brand awareness through CRA programs and services Profitability Goal • Focus on double digit growth while maintaining strong profitability 9

Seasoned Executive Management Team

- Executive team has over 190 years of cumulative banking experience with an average of over 30 years



Patrick J. Fehring
Chairman, President, & CEO
40 years experience, 13 at Level One

Patrick Fehring is a founder of Level One Bank and has four decades of experience in financial services. Prior to joining Level One, Mr. Fehring spent over 27 years at Fifth Third Bank, advancing through various management positions. Mr. Fehring served nearly five years as President of Fifth Third Bank in the Eastern Michigan market, following a decade as President of the Central Ohio region.



Gregory A. Wernette
EVP, CLO & Corporate Secretary
33 years experience, 13 at Level One

Gregory Wernette, a founder of Level One Bank, began his banking career more than 30 years ago. Mr. Wernette has broad experience in commercial banking, credit administration and business development. During two decades at Comerica, he rose to First Vice President and Group Manager of a $750 million middle market loan portfolio.



David C. Walker
EVP, Chief Financial Officer
35 years experience, 11 at Level One

David Walker joined Level One's executive team as EVP/CFO in 2009 after 24 years at GMAC (now Ally), where he oversaw global funding as Group Vice President and Treasurer. Earlier positions included Director of Liability Management, Director of U.S. Funding and Securitization, a director of GMAC Bank, and Chief Financial Officer of the GMAC Mortgage Group.



Lani Barrett
EVP, Chief Human Resources Officer
40 years experience, 2 at Level One

Lani Barrett joined Level One in January 2018 from Flagstar Bank, where she was Director of Human Resources Business Partners, responsible for a team of HR professionals who supported the strategic objectives of each line of business, implemented new policies and practices, identified and assessed leadership talent, and provided counsel to senior leadership on organizational alignment. Ms. Barrett also served more than 30 years at Comerica Bank in various leadership and Human Resource roles.



Timothy R. Mackay
EVP, Consumer Banking Officer
28 years experience, 7 at Level One

Timothy R. Mackay joined Level One's executive team in January of 2013 with over 20 years of retail banking leadership experience. Mr. Mackay worked over ten years in Michigan as VP, Retail Regional Manager at Fifth Third Bank throughout the state, before rising as SVP, South Florida Retail Executive. Mr. Mackay spent seven years in South Florida, where he was responsible for the leadership and financial success of 63 banking centers and the management of over 400 employees.



Eva Scurlock
EVP, Risk Management Officer
19 years experience, 13 at Level One

Eva Scurlock, a team member since Level One's founding, began her banking career over 19 years ago and has an extensive background in credit and risk management. Prior to joining Level One, Ms. Scurlock worked as a credit analyst and Middle Market Commercial Lender for Standard Federal Bank/LaSalle Bank and became a Manager for LaSalle Bank's Credit Training Program in Michigan.

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Board of Directors

- Experienced and dedicated board
  - All directors have been on the board 10+ years with the exception of Director Haas who joined in 2020 with the AAB merger, where he was Chairman of Board
- High insider ownership
  - Director and management ownership is approximately 38% of LEVL common stock[1]

Patrick J. Fehring (62) Chairman, President, CEO of Level One	Barbara E. Allushuski (67) President & CEO, Blue Heron Talent, LLC
Victor L. Ansara (61) President & CEO, Ansara Restaurant Group (Food Services)	James L. Bellinson (59) Managing Member, Riverstone Communities (Real Estate)
Michael A. Brillati (45) Founder & CEO, Salus Group (Service)	Shukri W. David, M.D. (60) Physician Chair, Cardiovascular Center of Excellence, Ascension Health Michigan (Healthcare)
Thomas A. Fabbri (66) President & CEO, Aaro Companies (Service)	Jacob W. Haas (72) Owner/Operator, Airport Plaza Business Park & Saline Construction Company
Mark J. Herman (64) President & COO, ANYI Management Company (Real Estate)	Steven H. Rivera, D.O. (57) Former Managing Director, Independent Emergency Physicians (Healthcare)
Stefan Wanczyk, Lead Director (59) President & CEO, Utica Enterprises	

1) Includes exercisable stock options and shares held in entities and/or trusts in accordance with applicable beneficial ownership rules

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Strong Demographics to Support Continued Growth

Overview

- Level One's primary market area of Oakland County has over 1.2 million people and median household income of over $85 thousand - approximately 30% higher than the national median
- Level One also serves the Detroit and Grand Rapids MSAs with populations of over 4.3 million and 1.0 million, respectively
  - Approximately 90% of Level One's Detroit MSA deposits are in Oakland County
- With the acquisition of AAB, Level One entered the attractive Ann Arbor market with over 8.7% projected population growth, well above the state and national average
- Level One's high touch, responsive service provides an opportunity to capture market share from its larger competitors
- Given the size of the markets it serves, management believes there remains a significant opportunity for continued organic growth

Deposit Market Share

($ in millions)	Total Deposits in Market	Level One Deposits	Level One Market Share
Market Area by County:			
Oakland County	$60,723	$1,115	1.8%
Washtenaw County	$9,728	$241	2.5%
Wayne County	$57,108	$72	0.1%
Macomb County	$16,562	$41	0.3%
Jackson County	$2,130	$21	1.0%
Kent County	$17,243	$16	0.1%
Market Area by MSA:			
Detroit MSA	$140,574	$1,228	0.9%
Ann Arbor MSA	$9,728	$241	2.5%
Jackson MSA	$2,130	$21	1.0%
Grand Rapids MSA	$23,310	$16	0.1%

2020 Median Household Income


$67,365
$75,938
$85,757
$65,038
$66,010
Grand Rapids MSA
Ann Arbor MSA
Oakland County
Detroit MSA
US Average

Source: S&P Global Market Intelligence (demographic data is provided by Claritas)
Note: Population and median household income data as of 2020; deposit and market share data as of June 30, 2019

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Market Highlights – Oakland County Market Drivers • 57% of all Fortune 500 companies have at least one business location in Oakland County • Oakland County is considered the headquarters of Michigan’s automotive industry and a global leader in engineering and research and development ▪ Third highest number of technical workers in the nation; more than 70 percent of Southeast Michigan’s top original equipment manufacturers are headquartered in Oakland County ▪ There are nearly 4,700 life science and health care firms located in Oakland Country employing nearly 100,000 individuals Top Employers & Corporate HQs in Oakland County Source: Oakland County website; S&P Global Market Intelligence 13

Level One History 2020 • Disciplined and profitable growth • January merger with AAB 2016 • $388 million of PPP loans – Organic • Addition of downtown Detroit – 14% CAGR of total assets from location • Acquisition of Bank of Michigan 2019 2015-2019 − P/TBV: 132% • $30 million $2,542 – Acquisitions − P/E: 30.4x subordinated • Expansion into Grand Rapids, MI debt offering PPP Loans 2009 2015 2017 AASB • $5 million private 2010 • $15 million subordinated • Additional Acquired placement • Two private debt offering Oakland Assets • FDIC acquisition of placements for • Acquisition of Lotus Bancorp County $1,834 $21 million total − P/TBV: 132% branch Michigan Heritage Total Assets • FDIC-assisted − P/E: 30.4x Bank; $95.9 million in $1,585 ($ in millions) liabilities assumed acquisition of Paramount $1,416 2012 $1,301 Bank; $173 • $14 million 2007 million in private $1,128 • Founded deposits placement with $16 assumed $925 million of capital $715 $619 $463 $496 $422 $72 $23 $170 ’07 ’08 ’09 ’10 ’11 ’12 ’13 ’14 ’15 ’16 ’17 ’18 ’19 ’20 Q2 Note: As of June 30, 2020, unless stated otherwise 14

Level One M&A Strategy • Level One has successfully purchased and integrated five banks since 2007 – Two FDIC-assisted deals and three open banks • Level One seeks partners based on the following criteria: – Material and sustainable EPS accretion – Size and scale impact – Enhanced growth profile in attractive markets – Excellent core deposit funding – Above peer loan growth – High asset quality – Entrepreneurial culture • Disciplined approach, having reviewed many bank opportunities since inception in 2007 15

January 2020 Merger with Ann Arbor Bancorp, Inc.

Ann Arbor State Bank

Ann Arbor Bancorp, Inc. was the holding company of Ann Arbor State Bank ("AASB")

- Founded in 2009 and was headquartered in Ann Arbor, MI
  - $320 million in total assets, $230 million in gross loans and $263 million in total deposits
- Branch footprint comprising three office locations in Ann Arbor and Jackson MSAs
- Conservative culture, well-positioned balance sheet, strong asset quality, core deposit funded, disciplined growth
- Focus on profitability

Overview of Transaction

- Enhanced Level One's franchise value through added exposure to Ann Arbor MSA, among Michigan's most desirable markets
- Strong cultural fit between two highly complementary banking organizations
- Increased scale and breadth to further serve commercial and retail customers in Ann Arbor
- Expected EPS accretion was 25%+ from standalone core earnings combined with significant opportunity for readily achievable cost savings

Update on Transaction

- Integration on track
  - Closed the merger with AASB on January 2, 2020, less than 5 months after announcing the deal
  - Successfully completed core systems integration on March 23, 2020, the day the State of Michigan issued a Stay at Home order
  - Proposed cost savings of 35% have been realized
  - Commercial lending team remains fully intact
- Robust PPP activity
  - Ann Arbor/Jackson-based commercial lenders and retail team members processed 335 PPP loans totaling $71 million
  - Represented 158 PPP loans totaling $47 million for existing clients to Level One
  - Importantly, processed 177 PPP loans totaling $24 million for new clients to Level One
  - These new relationships provide a good head start toward loan and deposit growth goals
- Washtenaw and Jackson counties comprise almost $11 billion in deposits with Level One having 3% market share and room for growth
- Demographics and growth opportunities are favorable

Source: Company documents; Note: Ann Arbor Bancorp, Inc. financial data as of most recent quarter prior to announcement (June 30, 2019)
Note: As of June 30, 2020, unless stated otherwise

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Significant Potential to Enhance Market Share in Ann Arbor

- Ann Arbor exceeds national / state averages for income, projected income change, and population change
- Ann Arbor's recent accolades: #2 Best City to Live in America (2019); #6 Most Innovative City in the US (2018)
- Significant room for market share growth in a county with nearly $8.9 billion in deposits
- Money-center and regional out-of-state banks have strong market share providing opportunity for a larger local Michigan-based bank to capture market share

Top 15 Washtenaw County Banks

Ann Arbor Rank	Institution	Deposits ($000s)	Market Share (%)
1	JPMorgan Chase & Co. (NY)	1,687,786	19.0
2	Arbor Bancorp Inc. (MI)	1,003,800	11.3
3	KeyCorp (OH)	982,088	11.1
4	TCF Financial Corp. (MN)	894,711	10.1
5	PNC Financial Services Group (PA)	871,799	9.8
6	Comerica Inc. (TX)	739,591	8.3
7	Bank of America Corporation (NC)	629,146	7.1
8	Flagstar Bancorp Inc. (MI)	301,431	3.4
9	Old National Bancorp (IN)	290,302	3.3
10	CSB Bancorp Inc. (MI)	259,231	2.9
11	University Bancorp Inc. (MI)	253,632	2.9
12	Huntington Bancshares Inc. (OH)	236,635	2.7
13	Ann Arbor Bancorp Inc. (MI)	230,294	2.6
14	Fifth Third Bancorp (OH)	211,993	2.4
15	Chemical Financial Corp. (MI)	152,519	1.7
	All Other	129,888	1.5
	TOTAL	8,874,846	100.0

Median Household Income ($)



$76,730
$72,826
$58,551
$63,174
LEVL Current
Ann Arbor MSA
Michigan
National Average

Historical Population Growth (%)



4.25%
7.96%
1.06%
6.64%
LEVL Current
Ann Arbor MSA
Michigan
National Average

Data as of most recent quarter prior to Ann Arbor deal announcement (June 30, 2019)
Source: Niche, USA Today, S&P Global Market Intelligence

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Consistent and Above Peer Historical Growth Total Assets Total Loans ($ in thousands) ($ in thousands) $2,542 $1,815 PPP PPP $2,154 $1,427 $1,585 $1,228 $1,416 $1,127 $1,301 $1,035 $953 $1,128 $925 $760 2015 2016 2017 2018 2019 2020 Q2 2015 2016 2017 2018 2019 2020 Q2 Total Deposits Total Equity ($ in thousands) ($ in thousands) $1,821 PPP¹ $180 $1,433 $171 $152 $1,120 $1,135 $1,135 $925 $108 $97 $784 $86 2015 2016 2017 2018 2019 2020 Q2 2015 2016 2017 2018 2019 2020 Q2 1) Assuming deposits of PPP loan funds are equal to PPP loans 18 Note: CAGR excludes PPP growth

Efficiency and Performance Metrics Efficiency and Operating Expense Core ROAA and PPNR ² ($ in millions) Efficiency Ratio Noninterest Expense / Avg. Assets PPNR Core ROAA 80.0% 10.0% 3.75% $30.0 $25.0 69.0% 70.0% 68.0% 8.0% 3.00% 66.7% $ 21.1 $ 20.9 62.8% $ 19.9 $20.0 64.0% $ 18.0 $ 17.8 60.0% 6.0% 2.25% 60.6% $ 13.9 $15.0 1.50% 50.0% 4.0% 1.24% 1.16% $10.0 3.1% 2.7% 1.07% 2.9% 3.0% 2.9% 3.0% 1.04% 0.81% 0.75% 0.66% 40.0% 2.0% $5.0 0.00% $0.0 30.0% 0.0% 2015 2016 2017 2018 2019 2020 Q2 2015 2016 2017 2018 2019 2020 Q2 YTD YTD ¹ 1) Excludes $1.6 million in acquisition expense 19 2) Non-GAAP calculation, see Appendix

Net Interest Margin Trends Net Interest Income and Net Interest Margin Key Components of NII and NIM ($ in millions) Net Interest Income NIM Loan Yield Securities Yield Cost of Funds Cost of Deposits 7.50% $70.0 10.00% $60.0 5.74% 8.00% 6.00% 5.67% $50.4 $51.1 5.35% 5.43% 5.42% $50.0 $47.1 $47.5 4.64% 6.00% 4.50% $40.0 $37.5 4.60% 4.73% $31.1 4.18% $30.0 3.92% 3.60% 4.00% 3.00% 2.72% 2.49% 2.38% 2.13% 2.17% 2.18% $20.0 3.14% 1.47% 2.00% 1.50% 1.12% 0.96% $10.0 1.39% 0.74% 0.62% 0.49% 0.99% 0.84% 0.63% 0.49% 0.50% $0.0 0.00% 0.00% 2015 2016 2017 2018 2019 2020 Q2 2015 2016 2017 2018 2019 2020 Q2 YTD YTD 20

Loan and Deposit Portfolio Composition Loan Composition Deposit Composition Consumer, Interest 0.3% Bearing Demand, 6.6% Residential Real Estate, Non-Owner 16.2% Occupied CRE, 24.9% Money Market Non-Interest and Savings, Bearing Demand, PPP, 21.4% Owner 25.9% 35.4% Occupied CRE, 15.1% Commercial and Time, 32.1% Industrial, 22.1% Balance Loan Type ($000) Balance Non-Owner Occupied CRE $ 451,906 Deposit Type ($000) Owner Occupied CRE $ 273,577 Non-Interest Bearing Demand $644,251 Commercial and Industrial $ 402,089 Time $584,931 PPP $ 388,264 Money Market and Savings $472,599 Residential Real Estate $ 294,041 Interest Bearing Demand $119,570 Consumer $ 5,476 Total Deposits $1,821,351 Gross Loans $ 1,815,353 Cost of Deposits 0.66% Yield on PPP Loans 3.04% Yield on Non-PPP Loans 4.60% Yield on Loans 4.34% Note: As of and for quarter end June 30, 2020 21

Loans and Deposits Summary Loans Deposits • Only 0.68% of loans are classified • 2020 Q2 cost of deposits is 0.66% • 2020 Q2 yield on loans is 4.34% • Top 20 largest deposit relationships • 2020 Q2 yield on non-PPP loans is – $344 million in deposits 4.60% – 18.9% of Level One’s total deposits • Top 20 largest loan relationships – Top 20 demand deposits are 12.8% of – $248 million in loans total deposits – 13.7% of Level One’s gross loan – Top 20 certificates of deposit are 6.1% portfolio of total deposits – This portfolio is split up into more than – Average rate on these accounts is 150 individual notes 0.60% – All loans in this portfolio have “pass” risk weighting Note: As of June 30, 2020 22

Top 20 Loans and Deposits Summary

Loans

($ in thousands)

Rank	Industry	# of Accts	Balance
1	Lessors of Real Estate	5	$23,913
2	Manufacturing	29	$22,943
3	Lessors of Real Estate	5	$17,657
4	Lessors of Real Estate	19	$17,190
5	C&I Capital Investment	7	$14,849
6	Lessors of Real Estate	4	$14,739
7	Lessors of Real Estate	11	$13,893
8	Lessors of Real Estate	10	$11,710
9	Lessors of Real Estate	7	$11,529
10	Lessors of Real Estate	1	$11,143
11	Lessors of Real Estate	5	$10,849
12	Lessors of Real Estate	5	$9,873
13	Commercial Services	2	$9,549
14	Auto & Admin Svcs	3	$9,502
15	Healthcare Services	5	$9,292
16	Lessors of Real Estate	1	$9,207
17	Sports, Automobiles & Other	10	$8,500
18	C&I Capital Investment	6	$7,411
19	Manufacturing	5	$7,398
20	Lessors of Real Estate	7	$7,302
	Total Top 20	147	$248,449
	Percent of Total Loans		13.7%

Deposits

($ in thousands)

Rank	Industry	Type	# of Accts	Balance
1	Municipality	CD	19	$51,922
2	Municipality	CD	4	$30,001
3	Legal Services	Demand	18	$26,490
4	Investment Management	Demand	1	$25,017
5	Municipality	CD	5	$19,289
6	Activities Related to Real Estate	Demand	26	$17,883
7	Legal Services	Demand	9	$15,686
8	Travel & Leisure	Demand	44	$15,360
9	Individual	Demand	4	$15,207
10	Activities Related to Real Estate	Demand	43	$14,411
11	Legal Services	Demand	1	$13,446
12	Manufacturing	Demand	8	$12,669
13	Municipality	Demand	3	$12,663
14	Municipality	Demand	16	$12,260
15	Architectural/Engineering/Related Services	Demand	5	$11,445
16	Contractor	Demand	8	$10,490
17	Municipality	CD	1	$10,143
18	Activities Related to Real Estate	Demand	53	$10,092
19	Individual	Demand	1	$10,005
20	Media	Demand	23	$9,905
	Total Top 20		292	$344,384
	Percent of Total Deposits			18.9%

Note: As of June 30, 2020

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COVID Detail: Loan Portfolio (CRE) Overview Non-owner Occupied CRE by Industry • CRE loan portfolio is 40% of total loan portfolio • Owner occupied makes up 38% of the CRE Single Use Other, 12% portfolio Special NOO, 8% Retail, 28% • Low levels of concentrated exposure – Top concentration in any single industry is Single Use less than 30% Special, 10% – Hotel makes up less than 1% of the non- Industrial, 17% Office Bldg, owner occupied CRE portfolio 25% • Approximately 98% of CRE loans are in Level One’s footprint (State of Michigan) CRE by Geography Owner Occupied CRE by Industry Out of State, 2% Real Estate and Rental and Leasing, 8% Macomb Other, County, 10% Professional, 14% Retail Scientific, and Trade, 23% Oakland Technical Services, Washtenaw County, 31% 6% County, 15% Health Care and Social Manufacturing, Michigan Assistance, 7% 14% Other, 17% Wayne County, Other Services Accommodation 25% (except Public and Food Administration), Services, 8% 12% Wholesale Trade, 8% Note: As of June 30, 2020 24

COVID Detail: Loan Portfolio (Commercial & Industrial) Overview Commercial & Industrial by Industry • C&I loan portfolio, excluding PPP, is 22% of total loan portfolio Information, 6% Other, Manufacturing, Real Estate and • Low levels of concentrated exposure 21% 22% Rental and Leasing, 13% – Top concentration in any single Accommodation and Food Services, 7% industry is less than 23% Wholesale Administrative and Trade, 9% Support and Waste • Accommodation and Food Services C&I Management and Remediation Services, 7% make up approximately 1% of total loan Professional, Scientific, portfolio Retail Trade, 7% and Technical Services, 8% • Approximately 90% of C&I loans are in Commercial & Industrial by Geography Level One’s footprint (State of Michigan) Macomb County, 7% Michigan Other, 10% Oakland County, 27% Out of State, 11% Wayne County, 20% Washtenaw Kent County, 12% County, 13% Note: As of June 30, 2020 25

Asset Quality Trends • Sustained company-wide commitment to NCOs / Average Loans upholding high standards of underwriting allows NCOs / Avg Loans 89% of net charge offs 0.80% Level One to enter the economic downturn well- during Q2 2020 was one prepared credit which was on 0.60% Level One’s watch list • Strong reserve levels and continued declining NPAs / assets 0.40% 0.34% • $1.5 million increase in NCOs due to a $1.3 0.20% million charge-off on a $7.9 million nonaccrual loan relationship that was subsequently sold in – 0.08% 0.08% 0.05% 0.02% 0.05% the second quarter of 2020 (0.14%) (0.20%) 2015 2016 2017 2018 2019 2020Q1 2020Q2 ALLL / Gross Loans Held for Investment¹ NPAs / Assets ALLL / Gross Loans ALLL / Gross Loans exclu. PPP¹ NPAs / Assets 1.50% 4.00% 1.20% 1.25% 1.16% 3.00% 1.13% 1.04% 1.03% 1.03% 1.00% 2.00% 1.36% 0.94% 1.30% 1.23% 0.89% 1.13% 0.89% 0.75% 1.00% 0.18% 0.33% 0.50% 0.00% 2015 2016 2017 2018 2019 2020Q1 2020Q2 2015 2016 2017 2018 2019 2020Q1 2020Q2 1) Non-GAAP calculation, see Appendix 26 Note: As of and for quarter end June 30, 2020, unless stated otherwise

Asset Quality Trends (Detail) ($ in thousands) 2015 2016 2017 2018 2019 2020 Q1 2020 Q2 Nonperforming Asset Balances Nonaccrual Loans 1,627 15,034 14,048 18,447 18,529 15,224 8,268 OREO 81 258 652 0 921 2,093 61 Total Nonperforming Assets 1,708 15,292 14,700 18,447 19,450 17,317 8,329 Accruing TDRs 1,348 1,515 1,222 931 906 1,140 1,149 Loans 90+ Days Past Due and Still Accruing 883 377 440 243 157 437 903 Migration Trends Change in NPAs (491) 13,584 (592) 3,747 1,003 (2,133) (8,988) % Change (22.33) 795.32 (3.87) 25.49 5.44 (10.97) (51.90) Key NPA and NPL Ratios NPAs / Assets (%) 0.18 1.36 1.13 1.30 1.23 0.89 0.33 Nonaccrual Loans / Loans (%) 0.21 1.58 1.36 1.64 1.51 1.04 0.46 Reserve Coverage Allowance for Loan Losses 7,890 11,089 11,713 11,566 12,674 12,989 17,063 ALLL / Nonaccrual Loans (%) 484.94 73.76 83.38 62.70 68.40 85.32 206.37 ALLL / Gross Loans HFI (%) 1.04 1.16 1.13 1.03 1.03 0.89 0.94 Net Charge-Offs Total Net Charge-Offs (942) 726 792 559 275 174 1,501 NCOs / Avg. Loans (%) (0.14) 0.08 0.08 0.05 0.02 0.05 0.34 Texas Ratio NPAs, Accruing TDRs & Loans 90+/TCE + ALLL (%) 4.46 17.65 14.93 12.78 11.82 12.72 6.61 27

COVID: Response & Status of State Reopening

Customers & Community

Waived Consumer and Small Business Charges
- Offering up to 90 days of fee waivers for depository related service fees for personal and business accounts, upon request
- Waiving CD penalties if a client needs to withdrawal from a CD due to COVID-19
- Customers have free access to all US ATMs

Loan Payment Deferrals and Modifications
- $414.5 million, or 29% of non-PPP loans
- Approximately 19% are interest-only modifications
- Loan modifications are predominately 90-day modifications
- As of July 20, 2020, we have $13.9 million of loans that requested an additional 90-day modification

Paycheck Protection Program
- Approximately 2,000 loans approved
- Approximately $399 million funded
- Helped preserve thousands of jobs
- 60% of the PPP loans were to existing customers

Community
- Donated to organizations responding to COVID-19 needs in the communities we serve
- Michigan is reopening its economy in a measured way and cases have only increased modestly
- Michigan is ranked 37th state with highest number of COVID cases per 100,000 people [1]

Employees & Operations

Established COVID-19 task force
- To oversee, coordinate, and execute on the various phases and challenges of the pandemic

Remote Workforce Rollout
- Enabled over 75% of Level One's workforce to work remotely
- Ensured training of backup resources for critical functions
- Leveraged the use of a collaboration tool for communication and meetings

Enhanced Team Member Benefits
- Instituted a company paid sick leave program for those impacted by the virus prior to the passing of FFCRA
- Instituted all components if the FFCRA and CARES Acts, covering team members' absences and 401(k) needs due to the virus
- Promoted telemedicine, home exercise, and mental wellness through an Employee Assistance Program (EAP)

Banking Center Adjustments
- Reduced lobby service to appointment only as necessary
- Supported customers' education on digital banking options and drive through usage
- Enhanced cleaning and sanitization efforts for all locations

1) Source: Centers for Disease Control and Prevention, as of July 29, 2020

Note: As of June 30, 2020, unless stated otherwise

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COVID: Related Loan Modifications (Round 1)

By Loan Type

($ in thousands)

Loan Type	2020 Q2 Deferral Balance	% of Total Loans	% Loan Type Modified	Modification Types: Interest Only Payment	Modification Types: P&I Payment Deferred	Modification Types: Other
CRE Owner Occupied	$99,966	7.0%	36.5%	15.9%	74.2%	9.9%
CRE Non-Owner Occupied	$165,616	11.6%	36.6%	19.8%	80.2%	0.0%
Commercial and Industrial	$119,958	8.4%	29.9%	24.4%	54.4%	21.2%
Residential Real Estate	$27,886	2.0%	9.5%	2.0%	88.9%	9.1%
Consumer	$1,040	0.1%	19.1%	0.0%	3.8%	96.2%
Total	$414,466	29.1%		19.0%	71.7%	9.4%

By Industry

($ in thousands)

Industry	2020 Q2 Deferral Balance	% of Total Loans	Modification Types: Interest Only Payment	Modification Types: P&I Payment Deferred	Modification Types: Other
Real Estate and Rental and Leasing	$178,992	12.5%	22.1%	75.9%	2.0%
Retail Trade	$42,990	3.0%	20.7%	62.8%	16.5%
Accommodation and Food Services	$37,413	2.6%	32.0%	62.8%	5.2%
Manufacturing	$35,408	2.5%	21.5%	60.4%	18.1%
Other	$26,994	1.9%	1.8%	91.0%	7.2%
Educational Services	$22,437	1.6%	9.6%	63.1%	27.3%
Other Services (except Public Administration)	$15,207	1.1%	1.3%	93.9%	4.8%
Wholesale Trade	$12,616	0.9%	0.0%	76.4%	23.6%
Professional, Scientific, and Technical Services	$10,836	0.8%	0.0%	59.3%	40.7%
Administrative and Support and Waste Management and Remediation Services	$8,495	0.6%	49.3%	34.6%	16.1%
Health Care and Social Assistance	$8,493	0.6%	3.2%	89.7%	7.1%
Finance and Insurance	$5,030	0.4%	29.1%	70.2%	0.7%
Arts, Entertainment, and Recreation	$3,995	0.3%	35.1%	46.4%	18.5%
Construction	$3,636	0.3%	9.2%	65.1%	25.7%
Transportation and Warehousing	$1,924	0.1%	0.0%	100.0%	0.0%

Note: Round 1 defined as the first / initial loan modification taken; As of June 30, 2020

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COVID: Related Loan Modifications (Round 2) By Loan Type ($ in thousands) Modification Types 2020 Q2 Deferral % Loan Type Interest Only P&I Payment Loan Type Balance % of Total Loans Modified Payment Deferred Other Residential Real Estate $7,982 0.6% 2.7% 0.0% 59.9% 40.1% CRE Non-Owner Occupied $3,060 0.2% 0.7% 0.0% 100.0% 0.0% CRE Owner Occupied $1,684 0.1% 0.6% 100.0% 0.0% 0.0% Commercial and Industrial $1,204 0.1% 0.3% 3.8% 96.2% 0.0% Consumer $19 0.0% 0.3% 0.0% 100.0% 0.0% Total $13,949 1.0% 12.4% 64.6% 23.0% By Industry ($ in thousands) Modification Types 2020 Q2 Deferral Interest Only P&I Payment Industry Balance % of Total Loans Payment Deferred Other Other $8,001 0.6% 0.0% 60.0% 40.0% Real Estate and Rental and Leasing $3,060 0.2% 0.0% 100.0% 0.0% Accommodation and Food Services $1,731 0.1% 100.0% 0.0% 0.0% Educational Services $1,157 0.1% 0.0% 100.0% 0.0% Note: Round 2 defined as the second / additional 90-day loan modification taken; As of July 20, 2020 30

COVID: Among Industry Leaders in PPP Response Overview PPP Loans by Industry • Very active in the PPP loan program Wholesale Trade, 5% Retail Trade, – Commercial lenders, business development Other, 18% 5% officers and retail team members processed 2,077 PPP loans totaling $399 million Administrative and Support and Waste Professional, – Represented 883 PPP loans totaling $239 Management and Scientific, and million for existing clients Remediation Technical Services, 6% Services, 24% – Importantly, processed 1,194 PPP loans Accommodation totaling $160 million for new clients to Level Manufacturing, and Food Services, 16% One 7% Construction, • Level One has been recognized as a leader with the Health Care and Social 12% program in percent of outstanding loans as well as in Assistance, 7% percent of revenues • Significant PPP activity does affect some traditional PPP Loans by Geography bank metrics, including – Increases liquidity, loans, and deposits Macomb County, Michigan 11% Other, 9% – Increases holdings of very low yielding deposits at Out of State, the Fed 10% – Lowers net interest margin Washtenaw County, 13% – Lowers leverage capital ratios even though loans are 0% risk-weighted Wayne – Difficult to precisely measure some of these County, 17% Oakland impacts County, 40% Note: As of June 30, 2020 31

Investment Portfolio Asset Class Breakdown Portfolio Management Statistics Corporate US • The securities portfolio, largely consisting of Bonds, 2% Treasury, Govt & Agency 1% Secs, 3% agency, tax-exempt municipal bonds and ABS, 5% mortgage backed securities, has been managed with a focus on strong returns and supplementing Residential MBS/CMO, the rest of the balance sheet 8% – 100% of rated securities are rated investment grade – 97% are rated AA or better SBA, 9% State and political • All mortgage backed securities and collateralized subdivision, 54% mortgage obligations are U.S. government agency issued Commercial MBS/CMO, 18% • All state and political subdivision securities are investment grade rated, many with credit enhancements • The expected weighted average life of Level One’s securities portfolio is 5.7 years as of June 30, 2020 • Level One did not carry any held-to-maturity securities as of June 30, 2020 Note: As of June 30, 2020 32

Interest Rate Sensitivity Profile • Management reviews interest rate sensitivity on a monthly basis by modeling the consolidated financial statements under various interest rate scenarios. The primary reason for these efforts is to attempt to mitigate the adverse impacts from unforeseen changes in interest rates. • Net interest income is projected to be stable in a rising rate environment to interest rate shifts, which is in keeping with observed recent historical reactions to changes in interest rates. • Level One’s sensitivity to interest rate shifts as of June 30, 2020 is summarized in the following table: Estimated Change (%) -100 bps Base +100 bps +200 bps +300 bps +400 bps Net Interest Income - 12 Months (%) (3.1) - 5.1 6.2 6.5 5.4 Net Interest Income - 24 Months (%) (5.1) - 9.2 11.4 12.4 12.8 Economic Value of Equity (%) (27.0) - 18.0 26.0 29.0 28.0 33

Holding Company & Bank Liquidity Liquidity Summary The primary tool used by Level One to measure its liquidity position is its liquidity reserve, which consists of unpledged investment securities, unused available FHLB borrowings capacity, and overnight federal funds sold balances Level One has the following sources of liquidity at the holding company level as of July 30, 2020: – $5.3 million of cash and equivalents – $30 million line of credit that has not been utilized to date • Level One Bank has the following sources of liquidity as of June 30, 2020: – $361.6 million of cash and equivalents – $124.4 million of unpledged investment securities – $217.0 million of borrowing availability with the FHLB Indianapolis – $270.4 million of capacity to increase deposit placement funding – $5.2 million from the Federal Reserve’s discount window – $128.6 million of Paycheck Protection Program Liquidity Facility (PPPLF) availability Note: As of June 30, 2020, unless stated otherwise 34

Historical Capital Position • Consolidated capital increased in 2018 due to the Level One’s $30 million Initial Public Offering • Level One used a portion of the IPO proceeds to fund the $68 million all cash acquisition of AAB (2020 Q1) – The anticipated EPS accretion in the transaction was more than 25% Consolidated Bank Tier 1 Risk-Based Ratio Total Risk-Based Ratio Tier 1 Risk-Based Ratio Total Risk-Based Ratio 17.5% Tier 1 Leverage Ratio TCE / TA Ratio 17.5% Tier 1 Leverage Ratio 16.0% 15.0% 15.0% 14.0% 13.1% 13.1% 13.2% 12.8% 12.5% 12.6% 12.1% 12.3% 12.5% 11.8% 11.7% 12.5% 11.6% 11.7% 11.5% 11.5% 11.5% 11.3% 11.4% 11.1% 11.0% 10.3% 10.4% 10.3% 10.5% 10.6% 10.2% 10.0% 10.0% 10.0% 10.0% 10.0% 9.1% 10.1% 9.1% 9.3% 8.7% 10.2% 8.8% 9.0% 8.9% 8.1% 7.9% 8.8% 8.0% 7.6% 7.6% 7.2% 7.5% 7.7% 7.5% 6.6% 7.1% Excludes PPP¹ 5.0% 5.0% 2015 2016 2017 2018 2019 2020 Q1 2020 Q2 2015 2016 2017 2018 2019 2020 Q1 2020 Q2 1) 2020 Q2 Tier 1 Leverage and TCE/TA are Non-GAAP calculations, see Appendix 35

Commercial Real Estate and ADC Concentration Ratios Well Managed Commercial RE and Acquisition, Development & Construction (“ADC”) Exposure 350% 300% 305% 297% 260% 254% 248% 250% 236% 200% 150% 100% 38% 42% 38% 50% 29% 31% 33% 0% 2015 2016 2017 2018 2019 2020Q2 (Non-owner occupied CRE & Const. & Land) / Total RBC (Const. & Land) / Total RBC Note: Bank-level ratios 36

Pro Forma Regulatory Capital

As of June 30, 2020


$133.9
$44.5
$17.1
Tier 1 Common
Subordinated Debt
ALLL

Pro Forma for $25 Million Preferred Stock Issuance


$133.9
$25.0
$44.5
$17.1
Tier 1 Common
New Preferred Stock
Subordinated Debt
ALLL

Pro Forma Regulatory Capital ($ in millions)	Consolidated: LEVL Actual 6/30/2020	Consolidated: Preferred Stock	Consolidated: LEVL Pro Forma 6/30/2020	Bank-Level: LOB Actual 6/30/2020	Bank-Level: Down-stream	Bank-Level: LOB Pro Forma 6/30/2020
Common Equity Tier 1 Capital	$133.9	–	$133.9	$175.4	$5.0	$180.4
New Preferred Stock	–	$25.0	$25.0	–	–	–
Total Tier 1 Capital	$133.9	$25.0	$158.9	$175.4	$5.0	$180.4
Subordinated Notes	$44.5	–	$44.5	–	–	–
ALLL Includable in Tier 2 Capital	$17.1	–	$17.1	$17.5	–	$17.5
Other Tier 2 Capital Adjustments	$0.4	–	$0.4	–	–	–
Total Tier 2 Capital	$62.0	–	$62.0	$17.5	–	$17.5
Total Capital	$195.9	$25.0	$220.9	$192.9	$5.0	$197.9
Total Assets for Leverage Ratio	$2,147.0	$25.0	$2,172.0	$2,147.0	$5.0	$2,152.0
Total Risk-Weighted Assets	$1,528.6	$5.0	$1,533.6	$1,528.1	$1.0	$1,529.1
Common Equity Tier 1 Ratio	8.8%		8.8%	11.5%		11.8%
Leverage Ratio	6.2%		7.3%	8.2%		8.4%
Tier 1 Risk-Based Ratio	8.8%		10.4%	11.5%		11.8%
Total Risk-Based Capital Ratio	12.8%		14.4%	12.6%		12.9%

Note: Assumes $25 million preferred stock issuance, 20% downstreamed to Level One Bank and 20% risk weighting on proceeds; Illustrative ratios exclude issuance fees

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Interest Coverage and Pro Forma Double Leverage ($ in millions) As of the Period Ended, Pro Forma 2016Y 2017Y 2018Y 2019Y 2020 Q2 2020 Q2 Equity Investment in Subsidiaries $109.2 $120.8 $155.2 $178.2 $221.8 $226.8 Consolidated Equity $96.6 $108.0 $151.8 $170.7 $180.3 $205.3 Double Leverage Ratio 113.0% 111.9% 102.2% 104.4% 123.0% 110.5% ($ in millions) As For the Period Ended, 2016Y 2017Y 2018Y 2019Y 2020 Q2 YTD Total Deposit Interest $4.5 $6.3 $11.1 $16.9 $6.7 Other Borrowed Interest 1.3 1.8 2.3 2.5 2.4 Total Interest Expense $5.8 $8.1 $13.4 $19.4 $9.2 Pre-Tax Income $17.1 $16.6 $17.4 $19.5 $7.8 Interest Coverage (including deposit expense) 3.95x 3.05x 2.30x 2.01x 1.85x Interest Coverage (excluding deposit expense) 14.15x 10.22x 8.57x 8.80x 4.25x Note: Assumes $25 million preferred stock issuance, 20% downstreamed to Level One Bank; Illustrative ratios exclude issuance fees 38

APPENDIX 39

Historical Balance Sheet

($ in thousands)	As of Year Ended December 31,						
	2015	2016	2017	2018	2019	3/31/2020	6/30/2020
Assets							
Total Cash & Securities	136,790	125,477	222,933	245,879	296,310	347,936	593,682
Loans Held for Sale	3,656	9,860	4,548	5,595	13,889	18,305	24,557
Gross Loans Held for Investment	759,718	953,393	1,034,923	1,126,565	1,227,609	1,466,407	1,815,353
Allowance for Loan Losses	(7,890)	(11,089)	(11,713)	(11,566)	(12,674)	(12,989)	(17,063)
Total Net Loans	755,484	952,164	1,027,758	1,120,594	1,228,824	1,471,723	1,822,847
Real Estate Owned and Held for Investment	81	258	652	0	921	2,093	61
Goodwill	4,549	9,387	9,387	9,387	9,387	36,216	35,554
Intangible Assets other than Goodwill	647	901	667	447	376	3,974	4,792
Total Intangible Assets	5,196	10,288	10,054	9,834	9,763	40,190	40,346
Total Other Assets	27,112	39,344	39,894	39,908	49,081	74,881	84,760
Total Assets	$924,663	$1,127,531	$1,301,291	$1,416,215	$1,584,899	$1,936,823	$2,541,696
Liabilities							
Deposits	784,115	924,924	1,120,382	1,134,635	1,135,428	1,470,608	1,821,351
Borrowings	34,510	82,645	47,833	99,574	212,225	211,787	455,159
Subordinated Debt	14,733	14,786	14,844	14,891	44,440	44,447	44,457
Other Liabilities	5,671	8,605	10,272	15,355	22,103	34,213	40,470
Total Liabilities	$839,029	$1,030,960	$1,193,331	$1,264,455	$1,414,196	$1,761,055	$2,361,437
Equity							
Common Equity	85,634	96,571	107,960	151,760	170,703	175,768	180,259
Total Equity	$85,634	$96,571	$107,960	$151,760	$170,703	$175,768	$180,259

LevelOne
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Historical Income Statement ($ in thousands) Year Ended December 31, QTD QTD 2015 2016 2017 2018 2019 3/31/2020 6/30/2020 Interest Income $41,335 $52,903 $55,607 $63,824 $70,448 $19,817 $20,396 Interest Expense 3,792 5,832 8,078 13,400 19,393 4,997 4,163 Net Interest Income $37,543 $47,071 $47,529 $50,424 $51,055 $14,820 $16,233 Provision for Loan Losses 1,359 3,925 1,416 412 1,383 489 5,575 Noninterest Income 3,817 5,481 6,294 7,126 13,037 4,161 6,890 Realized Gain (Loss) on Securities 280 926 208 (71) 1,174 529 899 Nonrecurring Revenue 3,117 0 0 0 0 0 0 Total Noninterest Income 7,214 6,407 6,502 7,055 14,211 4,690 7,789 Noninterest Expense 24,166 29,723 36,051 39,678 43,830 13,091 14,907 Nonrecurring Expense 722 2,684 0 0 539 1,471 176 Total Noninterest Expense 24,888 32,407 36,051 39,678 44,369 14,562 15,083 Net Income before Taxes 18,510 17,146 16,564 17,389 19,514 4,459 3,364 Provision for Taxes 5,982 6,100 6,723 3,003 3,403 349 643 Net Income $12,528 $11,046 $9,841 $14,386 $16,111 $4,110 $2,721 Preferred stock dividends 112 0 0 0 0 0 0 Net Income allocated to participating securities 0 0 0 0 159 47 19 Net Income attributable to common shareholders $12,416 $11,046 $9,841 $14,386 $15,952 $4,063 $2,702 41

Non-GAAP Reconciliation Consolidated Bank ($ in millions) ($ in millions) Tangible Shareholders' Equity $139.9 Total Tier 1 Captial $175.4 Tangible Assets $2,501.3 Total Assets for Leverage Ratio $2,147.0 Less: PPP Loans $388.3 Less: PPP Loans $388.3 Tangible Assets Excluding PPP Loans $2,113.0 Leverage Ratio Assets Excluding PPP Loans $1,758.7 Tangible Equity to Tangible Assets Excluding PPP 6.6% Tier 1 Leverage Ratio Excluding PPP 10.0% Total Tier 1 Captial $133.9 Total Assets for Leverage Ratio $2,147.0 Less: PPP Loans $388.3 Leverage Ratio Assets Excluding PPP Loans $1,758.7 Tier 1 Leverage Ratio Excluding PPP 7.6% Allowance for Loan Losses $17.1 Loans Held for Investment (HFI) $1,815.4 Less: PPP Loans $388.3 Loans HFI Excluding PPP Loans $1,427.1 ALLL / Gross Loans HFI Excluding PPP 1.20% 42

Non-GAAP Reconciliation ($ in thousands) Year Ended December 31, QTD QTD 2015 2016 2017 2018 2019 3/31/2020 6/30/2020 Interest Income $41,335 $52,903 $55,607 $63,824 $70,448 $19,817 $20,396 Interest Expense 3,792 5,832 8,078 13,400 19,393 4,997 4,163 Net Interest Income $37,543 $47,071 $47,529 $50,424 $51,055 $14,820 $16,233 Total Noninterest Income 7,214 6,407 6,502 7,055 14,211 4,690 7,789 Total Noninterest Expense 24,888 32,407 36,051 39,678 44,369 14,562 15,083 Pre-Provision Net Revenue (PPNR) $19,869 $21,071 $17,980 $17,801 $20,897 $4,948 $8,939 Nonrecurring Expense (Ann Arbor Acquisition) 1,471 176 PPNR Exclu. Ann Arbor Expense $6,419 $9,115 Net Income $12,528 $11,046 $9,841 $14,386 $16,111 $4,110 $2,721 Less: Realized Gain (Loss) on Securities 280 926 208 (71) 1,174 529 899 Less: Nonrecurring Items 2,395 (2,684) 0 0 (539) (1,471) (176) Total Pre Tax $2,675 ($1,758) $208 ($71) $635 ($942) $723 Total Post Tax¹ $1,739 ($1,143) $135 ($56) $502 ($744) $571 Core Net Income $10,789 $12,189 $9,706 $14,442 $15,609 $4,854 $2,150 Average Assets 870,166 1,047,944 1,203,955 1,345,719 1,497,958 1,881,687 2,353,905 Core ROAA (Annualized) 1.24% 1.16% 0.81% 1.07% 1.04% 1.03% 0.37% 1) Assumes income tax rate of 35% from 2015-2017 and 21% 2018-2020 43